1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 1, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/06/26	The Company will participate in investor conference held by JPMorgan
99.2	Announcement on 2024/06/28	The Company won the bid of "Highway Supervision Information System Database and Infrastructure Upgrade Service Project" from the Highway Bureau, MOTC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

The Company will participate in investor conference held by JPMorgan

Date of events: 2024/06/28

Content:

1.
Date of institutional investor conference: 2024/06/28~2024/07/03
2.
Time of institutional investor conference: 09:00 am (Taipei time)
3.
Location of institutional investor conference: Singapore; New York, U.S.A.; Montreal, Canada
4.
Outline of institutional investor conference: Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.
5.
Any other matters that need to be specified: None

EXHIBIT 99.2

The Company won the bid of "Highway Supervision Information System Database and Infrastructure Upgrade Service Project" from the Highway Bureau, MOTC.

Date of events: 2024/06/28

Content:

1.
Date of occurrence of the event: 2024/06/28
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence: The Company won the bid of “Highway Supervision Information System Database and Infrastructure Upgrade Service Project (including Cloud Backup and Transmission Resilience)” from the Highway Bureau, MOTC. The contract period is from July 2024 to November 2027, with the value of NTD1,189,287,000 (tax included).
6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None